Exhibit 99.1

ASX ANNOUNCEMENT

December 16th, 2011

Genetic Technologies Appoints Dr. Mel Bridges as Chairman

The Board of Directors of Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has with great pleasure appointed Dr. Mel Bridges as Chairman and non-executive Director of the Company.

Mel Bridges has over 30 years’ experience in the diagnostic and healthcare industries.  During this period, Mel has founded and managed successful diagnostics, therapeutics and medical device businesses, co-founding ASX listed Panbio Limited and ImpediMed Limited.  During the past three years, Mel has also served a number of prominent roles as director and chairman of public healthcare companies, including chairman of Alchemia Limited, director of ImpediMed Limited, and director of Campbell Brothers and Benitec Limited.  Mel also has deep experience with healthcare/biotechnology companies, having served multiple board posts such as chairman of Peptech Limited and non-executive director of Domantis plc.

“Genetic Technologies has been one of the most compelling turnaround stories on the ASX and NASDAQ this year, and looks especially poised for growth as we head into 2012,” said Dr. Bridges.  “The Company’s progress to commercialisation and recent US expansion is a credit to the existing Board and management.  I am excited to utilise my experience in the sector to build on this trajectory.”

It is with regret that Genetic Technologies accepts the resignation from the Board of Mr. Sid Hack.  Sid has made the personal decision to retire, having served as a Director of the Company since November 2008 and as Chairman since November 2009.  During this time, he has overseen and guided the Company through a process of re-structuring and focusing the strategy to a sustainable growth path.  This process has created shareholder value and laid a solid foundation for future growth.  The Board and management of Genetic Technologies would like to take this opportunity to sincerely thank Sid for his stewardship and substantial devotion of time and effort over the past three years.

The Company’s outgoing Chairman Mr. Hack said, “I am delighted that Mel has agreed to join the Board.  His substantial and direct experience in the commercialisation of diagnostics products globally will add tremendous value to the Company.  In particular, his knowledge of the breast cancer diagnostics market in North America will help to accelerate the Company’s cancer diagnostics business in the USA.  I have enjoyed working with my fellow Directors and management to grow and advance Genetic Technologies strategic moves internationally and I wish the Company every success in the future.”

An ASX Appendix 3X in respect of Dr. Bridges and an ASX Appendix 3Z in respect of Mr. Hack are each attached to this announcement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)

Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group
Genetic Technologies Limited	Phone: +61 3 9620 3333	Phone: +1 415 375 3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialisation of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040